UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Akebia Therapeutics, Inc.
(Name of Issuer)
Common Stock, par value $0.00001
(Title of Class of Securities)
00972D105
(CUSIP Number)
December 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)
____________
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 00972D105	13G	Page 1 of Pages

1	NAMES OF REPORTING PERSONS
Muneer A. Satter

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
15,090,119

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
15,090,119

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,090,119

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1(a)	Name of Issuer:
Akebia Therapeutics, Inc. (the “Company”)
Item 1(b)	Address of Issuer’s Principal Executive Offices:
245 First Street
Cambridge, MA 02142
Item 2(a)	Name of Person Filing:
This Schedule 13G is being filed by Muneer A. Satter (the “Reporting Person”).
Item 2(b)	Address of Principal Business Office or, if none, Residence:
Muneer A. Satter
c/o Alerce Investment Management, L.P.
676 North Michigan Avenue, Suite 4000
Chicago, IL 60611
Item 2(c)	Citizenship:
The Reporting Person is a citizen of the United States of America.
Item 2(d)	Title of Class of Securities:
Common Stock, par value $0.00001 (the “Common Stock”).
Item 2(e)	CUSIP Number:
00972D105
Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4	Ownership:
(a)
The shares of Common Stock beneficially owned by the Reporting Person include (a) 10,437,558 shares that are held by Alerce Medical Technology Partners, L.P. for which the Reporting Person has sole voting and dispositive power over all such shares; (b) 2,650,000 shares that are held by Satter Medical Technology Partners, L.P. for which the Reporting Person has sole voting and dispositive power over all such shares; (c) 785,340 shares of Common Stock that are held by Muneer A. Satter Revocable Trust for which the Reporting Person serves as trustee and, in such capacity, has sole voting and dispositive power over all such shares; and (d) 1,217,221 shares of Common Stock that are held by various other trusts and other entities for which the Reporting Person serves as trustee, investment advisor or manager and, in such capacity, has sole voting and dispositive power over all such shares.

(b)
Percent of class: See Item 11 on the cover page hereto. All percentages calculated in this Schedule 13G are based upon 183,962,083 shares of Common Stock outstanding as of October 31, 2022, as disclosed in the Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission (the “SEC”) on November 3, 2022.

(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: See Item 5 on the cover page hereto.
(ii)	shared power to vote or to direct the vote: 0
(iii)	sole power to dispose or to direct the disposition of: See Item 7 on the cover page hereto.
(iv)	shared power to dispose or to direct the disposition of: 0
Item 5	Ownership of Five Percent or Less of a Class:
Not applicable.
Item 6	Ownership of More Than Five Percent on Behalf of Another Person:
See Item 4(a).
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not applicable.
Item 8	Identification and Classification of Members of the Group:
Not applicable.
Item 9	Notice of Dissolution of Group:
Not applicable.
Item 10	Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2023

By:	/s/ Muneer A. Satter
Muneer A. Satter